U.S. Securities and Exchange Commission
Washington, D.C. 20549

02044583

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 7-25-02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

SEC MAIL PROCESSING RECEIVED JUL 26 2002 WASH. D.C. 164 SECTION

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of July, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: [signature]
Lisa Lundsten
Vice President

PROCESSED
JUL 31 2002
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2002, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

RFM02.S9 - Comp Mat

Pmt Rule
----

1 Pay B1 until balances are reduced to zero with junior principal defined below

2 Pay A5, the product of x) the senior principal and y) the fraction, the numerator is the A5 balance and the denominator is the sum of A1, A2, A3, A4, A5, A6, A7 balances

3 Pay the following to the Pac 1 schedule

i) To A1, A2 sequentially, the product of x) the amount available to 3) and y) the fraction the numerator is the sum of A1, A2 balances and the denominator is the sum of A1, A2, A7 balances

ii) To A7, the product of x) the amount available to 3) and y) the fraction the numerator is the of A7 balance and the denominator is the sum of A1, A2, A7 balances

iii) To A6

4 Pay A3 to the Pac 2 schedule

5 Pay A4, A3 sequentially with the remaining principal

6 Pay the following with the remaining principal

i) To A1, A2 sequentially, the product of x) the amount available to 6) and y) the fraction the numerator is the sum of A1, A2 balances and the denominator is the sum of A1, A2, A7 balances

ii) To A7, the product of x) the amount available to 6) and y) the fraction the numerator is the of A7 balance and the denominator is the sum of A1, A2, A7 balances

iii) To A6, B1

Senior Principal

The sum of 1) a fraction, the numerator of which is the total senior balance and the denumerator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denumerator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denumerator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal
Total principal received minus senior principal

Pass Thru Rate
6.00%

XS Interest
XS recieves the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

Notional Balance of A8
Equals to A7 balance

Floater Formula for A7
= LIB1 + 0.35
Cap = 8.5
Floor = 0.35

Inverse Formula for A8
= 8.15 - LIB1
CAP = 8.15
Floor = 0

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
15YR WL	6.250%	204,081,632	6.500%	14-10	0- 2

SETTLEMENT : JUL 30, 2002 PREPAY : 275% PSA
FIRST PAY : AUG 25, 2002

LIB1 : 1.84000% LIB1 INDEX

PRICING : 300 PSA
PAC1 : 100 PSA - 350 PSA

U.S. Treasury Yield Curve :

Year :	0.233	0.482	1.923	4.962	9.718	28.718
Yield :	1.752	1.919	3.158	4.373	5.067	5.629

Price Sensitivity

Change		Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From	Yrs Of Principal Paydown: To	Avg Life	Mod. Duration	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Spreads Off Tsys: Sprd	B.P.	$
ASSET		204,081,632	6.2500			8/02-	5/17	4.70								
CMOs		204,081,632	6.2500			8/02-	5/17	4.70								
A-1-PAC		51,191,752	5.5000	54	29	8/02-	6/06	2.15								
A-2-PAC		50,000,000	5.5000	54	29	6/06-	6/11	5.97								
A-3-PAC2		54,645,077	6.0000	54	29	8/02-	5/17	4.53								
A-4-SUPP		5,124,821	6.0000	54	29	2/03-	4/04	1.29								
A-5-PT		3,400,000	6.0000	54	29	8/02-	5/17	4.64								
A-6-PAC		15,400,000	6.0000	54	29	6/11-	5/17	10.96								
A-7-PAC	-F	20,238,350	2.1900	30	5	8/02-	6/11	4.04								
A-8-PAC	-QI	20,238,350NP	6.3100	30	5	8/02-	6/11	4.04								
B-1-PPLO		4,081,632	6.0000	54	29	8/02-	5/17	7.49								
XS	- I	204,081,632NP	0.2500	54	29	8/02-	5/17	4.70								

Yield Tables
----- ------

Salomon Smith Barney
2002 14:17:00

Fri Jul 19,

TRANCHE : A-3-PAC2
07/30/2002
AMOUNT : 54,645,077
08/25/2002
COUPON : 6.00000

YIELD TABLE

SETTLE DATE :

FIRST PAYMENT DATE :

PSA	0	100	275	400	500
96.00000	6.494	6.559	7.112	8.002	8.401
96.25000	6.465	6.525	7.038	7.865	8.235
96.50000	6.435	6.490	6.964	7.728	8.070
96.75000	6.405	6.456	6.890	7.592	7.906
97.00000	6.376	6.422	6.817	7.457	7.742
97.25000	6.347	6.388	6.744	7.322	7.579
97.50000	6.317	6.355	6.672	7.187	7.417
97.75000	6.288	6.321	6.599	7.053	7.255
98.00000	6.259	6.287	6.528	6.919	7.093
98.25000	6.230	6.254	6.456	6.786	6.933
98.50000	6.201	6.221	6.385	6.653	6.773
98.75000	6.173	6.188	6.314	6.521	6.613
99.00000	6.144	6.154	6.243	6.390	6.454
99.25000	6.115	6.121	6.173	6.258	6.296
99.50000	6.087	6.089	6.103	6.128	6.138
99.75000	6.058	6.056	6.034	5.997	5.981
100.00000	6.030	6.023	5.964	5.868	5.825
100.25000	6.002	5.991	5.896	5.738	5.669
100.50000	5.974	5.958	5.827	5.609	5.513
100.75000	5.946	5.926	5.759	5.481	5.358
101.00000	5.918	5.894	5.691	5.353	5.204
101.25000	5.890	5.861	5.623	5.226	5.050
101.50000	5.862	5.829	5.556	5.099	4.897

101.75000	5.835	5.798	5.488	4.972	4.744
102.00000	5.807	5.766	5.422	4.846	4.592
102.25000	5.780	5.734	5.355	4.720	4.441
102.50000	5.752	5.702	5.289	4.595	4.290
102.75000	5.725	5.671	5.223	4.470	4.139
103.00000	5.698	5.639	5.157	4.346	3.989
103.25000	5.670	5.608	5.092	4.222	3.840
103.50000	5.643	5.577	5.027	4.098	3.691
103.75000	5.616	5.546	4.962	3.975	3.543
104.00000	5.589	5.515	4.898	3.853	3.395
WAL	13.05	10.72	4.53	2.12	1.73
DUR @ 100.00000	8.81	7.63	3.60	1.92	1.59
START	11/13	8/02	8/02	8/02	8/02
END	5/17	5/17	5/17	4/06	4/05

Salomon Smith Barney Fri Jul 19,
2002 14:17:00

TRANCHE : A-7-PAC -F YIELD TABLE SETTLE DATE :
07/30/2002
AMOUNT : 20,238,350 FIRST PAYMENT DATE :
08/25/2002
COUPON : 2.19000
FORMULA : LIB1 + 0.35000
CAP : 8.50000%
FLOOR : 0.35000%

PSA	0	100	275	400	500
95.81250	2.991	3.345	3.345	3.412	3.567
96.06250	2.942	3.275	3.275	3.337	3.483
96.31250	2.894	3.205	3.205	3.263	3.399
96.56250	2.845	3.135	3.135	3.189	3.316
96.81250	2.797	3.065	3.065	3.115	3.233
97.06250	2.750	2.996	2.996	3.042	3.150
97.31250	2.702	2.927	2.927	2.969	3.068
97.56250	2.654	2.858	2.858	2.896	2.986
97.81250	2.607	2.789	2.789	2.824	2.904
98.06250	2.560	2.721	2.721	2.751	2.822
98.31250	2.513	2.653	2.653	2.679	2.741
98.56250	2.466	2.585	2.585	2.608	2.660
98.81250	2.419	2.518	2.518	2.536	2.579
99.06250	2.373	2.450	2.450	2.465	2.499
99.31250	2.327	2.383	2.383	2.394	2.419
99.56250	2.280	2.316	2.316	2.323	2.339
99.81250	2.234	2.250	2.250	2.253	2.259
100.06250	2.189	2.183	2.183	2.182	2.180
100.31250	2.143	2.117	2.117	2.113	2.101
100.56250	2.097	2.052	2.052	2.043	2.023
100.81250	2.052	1.986	1.986	1.973	1.944
101.06250	2.007	1.921	1.921	1.904	1.866

101.31250	1.962	1.856	1.856	1.835	1.788
101.56250	1.917	1.791	1.791	1.767	1.711
101.81250	1.872	1.726	1.726	1.698	1.633
102.06250	1.828	1.662	1.662	1.630	1.556
102.31250	1.783	1.597	1.597	1.562	1.479
102.56250	1.739	1.533	1.533	1.494	1.403
102.81250	1.695	1.470	1.470	1.427	1.327
103.06250	1.651	1.406	1.406	1.359	1.251
103.31250	1.607	1.343	1.343	1.292	1.175
103.56250	1.563	1.280	1.280	1.226	1.099
103.81250	1.520	1.217	1.217	1.159	1.024
WAL	5.98	4.04	4.04	3.79	3.33
DUR @ 99.81250	5.45	3.77	3.77	3.56	3.15
START	8/02	8/02	8/02	8/02	8/02
END	4/13	6/11	6/11	8/10	5/09

Pac Schedules
--- ---------

100.000000000000
99.445066525053
98.863640175524
98.255960133392
97.622280363321
96.962869456962
96.278010463459
95.568000706289
94.833151586568
94.073788372994
93.290249978574
92.482888724366
91.652070090409
90.798172454094
89.921586816199
89.022716514873
88.101976927817
87.159795162979

86.196609738059
85.212870249152
84.209037028864
83.185580794260
82.142982285008
81.081731892104
80.002329277563
78.905282985499
77.791110044993
76.660335565205
75.513492323138
74.372538202124
73.237443533129
72.108178803222
70.984714654795
69.867021884778
68.755071443868
67.648834435756
66.548282116360
65.453385893059
64.364117323939
63.280448117032
62.202350129569
61.129795367232
60.062755983407
59.001204278451
57.945112698951
56.894453836994
55.849200429440
54.809325357199
53.774801644508
52.745602458218
51.721701107079
50.703071041033
49.689685850508
48.681519265719
47.678545155967
46.680737528949
45.688070530064
44.700518441731
43.718055682703
42.740656807390
41.768296505182
40.804380960945
39.845406336209

38.891347484834
37.942179391366
36.997877170373
36.058416065778
35.123771450202
34.193918824304
33.277569084298
32.382734544612
31.508947205338
30.655748852530
29.826417080514
29.016683170104
28.226118252331
27.454302457385
26.700824730425
25.965282651096
25.247282256690
24.546437868862
23.862371923850
23.194714806110
22.543104685311
21.907187356618
21.292806388251
20.693209892365
20.108069544108
19.537063980629
18.979878657581
18.436205708523
17.905743807170
17.388198032432
16.883279736187
16.390706413732
15.910201576864
15.441494629528
14.989145885402
14.547845700421
14.117346219635
13.697404888288
13.287784341789
12.888252297922
12.498581451247
12.118549369658
11.747938393047
11.386535534034
11.034132380719

10.690525001420
10.359023516519
10.035717427761
9.720422614871
9.412958888393
9.113149908285
8.820823104174
8.535809597227
8.257944123609
7.987064959501
7.723013847636
7.465635925336
7.214779654011
6.970296750085
6.732042117343
6.499873780640
6.273652820972
6.053243311859
5.838512257035
5.629329529400
5.425567811222
5.227102535555
5.033811828851
4.845576454752
4.662279759016
4.483807615581
4.310048373718
4.140892806276
3.976234058974
3.815967600738
3.659991175049
3.508204752287
3.360510483051
3.216812652436
3.077017635241
2.941033852101
2.808771726517
2.680143642759
2.555063904641
2.433448695142
2.315216036844
2.200285753197
2.088579430569
1.980020381081
1.874533606199

1.772045761084
1.672485119663
1.575781540432
1.481866432952
1.390672725038
1.302134830621
1.216188618283
1.132771380423
1.051821803072
0.973279936324
0.897087165383
0.823186182196
0.751520957686
0.682036714548
0.614679900609
0.549398162744
0.486140321322
0.424856345191
0.365497327171
0.308015460063
0.252364013144
0.198497309162
0.146370701798
0.095940553599
0.047164214367
0.000000000000

100.000000000000
99.445066525053
98.863640175524
98.255960133392
97.622280363321
96.962869456962
96.278010463459
95.568000706289
94.833151586568
94.073788372994
93.290249978574
92.482888724366
91.652070090409
90.798172454094
89.921586816199
89.022716514873
88.101976927817

87.159795162979
86.196609738059
85.212870249152
84.209037028864
83.185580794260
82.142982285008
81.081731892104
80.002329277563
78.905282985499
77.791110044993
76.660335565205
75.513492323138
74.372538202124
73.237443533129
72.108178803222
70.984714654795
69.867021884778
68.755071443868
67.648834435756
66.548282116360
65.453385893059
64.364117323939
63.280448117032
62.202350129569
61.129795367232
60.062755983407
59.001204278451
57.945112698951
56.894453836994
55.849200429440
54.809325357199
53.774801644508
52.745602458218
51.721701107079
50.703071041033
49.689685850508
48.681519265719
47.678545155967
46.680737528949
45.688070530064
44.700518441731
43.718055682703
42.740656807390
41.768296505182
40.804380960945

39.845406336209
38.891347484834
37.942179391366
36.997877170373
36.058416065778
35.123771450202
34.193918824304
33.277569084298
32.382734544612
31.508947205338
30.655748852530
29.826417080514
29.016683170104
28.226118252331
27.454302457385
26.700824730425
25.965282651096
25.247282256690
24.546437868862
23.862371923850
23.194714806110
22.543104685311
21.907187356618
21.292806388251
20.693209892365
20.108069544108
19.537063980629
18.979878657581
18.436205708523
17.905743807170
17.388198032432
16.883279736187
16.390706413732
15.910201576864
15.441494629528
14.989145885402
14.547845700421
14.117346219635
13.697404888288
13.287784341789
12.888252297922
12.498581451247
12.118549369658
11.747938393047
11.386535534034

11.034132380719
10.690525001420
10.359023516519
10.035717427761
9.720422614871
9.412958888393
9.113149908285
8.820823104174
8.535809597227
8.257944123609
7.987064959501
7.723013847636
7.465635925336
7.214779654011
6.970296750085
6.732042117343
6.499873780640
6.273652820972
6.053243311859
5.838512257035
5.629329529400
5.425567811222
5.227102535555
5.033811828851
4.845576454752
4.662279759016
4.483807615581
4.310048373718
4.140892806276
3.976234058974
3.815967600738
3.659991175049
3.508204752287
3.360510483051
3.216812652436
3.077017635241
2.941033852101
2.808771726517
2.680143642759
2.555063904641
2.433448695142
2.315216036844
2.200285753197
2.088579430569
1.980020381081

1.874533606199
1.772045761084
1.672485119663
1.575781540432
1.481866432952
1.390672725038
1.302134830621
1.216188618283
1.132771380423
1.051821803072
0.973279936324
0.897087165383
0.823186182196
0.751520957686
0.682036714548
0.614679900609
0.549398162744
0.486140321322
0.424856345191
0.365497327171
0.308015460063
0.252364013144
0.198497309162
0.146370701798
0.095940553599
0.047164214367
0.000000000000